UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 29, 2023

CORNER GROWTH ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39814	98-1563902
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification No.)

251 Lytton Avenue, Suite 200
Palo Alto, California	94301
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (650) 543-8180

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-third of one redeemable warrant	COOLU	The Nasdaq Stock Market LLC

Class A Ordinary Shares included as part of the units	COOL	The Nasdaq Stock Market LLC

Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	COOLW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Business Combination Agreement

As previously announced, on May 4, 2023, Corner Growth Acquisition Corp., a Cayman Islands exempted company (the “Company”), entered into a business combination agreement (the “Business Combination Agreement”) by and among the Company, Noventiq Holdings PLC, a company organized under the laws of Cyprus, and Corner Growth SPAC Merger Sub, Inc., a Cayman Islands exempted company (“Merger Sub 2”).

On December 29, 2023, the original parties to the Business Combination Agreement entered into Amended and Restated Business Combination Agreement (the “A&R BCA”) by and among Noventiq Holdings PLC, as redomesticated as a Cayman Islands exempted company (“Noventiq”), Noventiq Holding Company, a Cayman Islands exempted company (“PubCo”), Noventiq Merger 1 Limited, a Cayman Islands exempted company and wholly owned subsidiary of PubCo (“Merger Sub 1”), and Merger Sub 2. The A&R BCA provides, among other things, that (i) CGAC will merge with and into Merger Sub 1 (the “CGAC Merger”), with Merger Sub 1 surviving the CGAC Merger as a wholly owned subsidiary of PubCo and (ii) Merger Sub 2 will merge with and into Noventiq (the “Noventiq Merger,” and together with the CGAC Merger, the “Mergers”), with Noventiq surviving the Noventiq Merger as a wholly owned subsidiary of PubCo (the transactions contemplated by the foregoing clauses (i) and (ii), the “Business Combination,” and together with the other transactions contemplated by the A&R BCA, the “Transactions”).

In addition to the foregoing changes in the structure of the Business Combination, pursuant to the A&R BCA, among other things, (i) CGAC and Noventiq agreed to a pre-money equity value of Noventiq of $315 million, (ii) the number of Alignment Shares (as defined in the A&R BCA) was reduced to 1,500,000, (iii) (the number of Sponsor Earnout Shares (as defined in the A&R BCA) was reduced to 2,000,000, (iv) the number of Noventiq Earnout Shares (as defined in the BCA) was increased to 15,000,000 and (v) 3,800,00 private warrants held by CGA Sponsor LLC will be forfeited upon consummation of the Business Combination. Further, the A&R BCA extends the outside date for the closing of the Business Combination from May 4, 2024 to June 30, 2024.

As a result of the consummation of the Transactions, Noventiq will become a wholly owned subsidiary of PubCo. Subject to the terms of the A&R BCA, and customary adjustments set forth therein, the aggregate consideration to be paid in the Transactions to the shareholders of Noventiq and CGAC will consist of ordinary shares of PubCo, as set forth in the A&R BCA. Upon consummation of the Business Combination, PubCo is expected to become publicly traded and listed on Nasdaq.

The foregoing description of the A&R BCA does not purport to be complete and is qualified in its entirety by the terms and conditions of the A&R BCA, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

On January 2, 2024, the Company and Noventiq issued a joint press release announcing that on December 29, 2023, they executed the A&R BCA. A copy of the press release is furnished hereto as Exhibit 99.l and incorporated herein by reference.

The information in this Item 7.01 and Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information

In connection with the Business Combination, PubCo has filed with the SEC a Registration Statement on Form F-4 (the “Registration Statement”), which includes a preliminary prospectus and preliminary proxy statement. The Company will mail a definitive proxy statement and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement or any other document that the Company will send to its shareholders in connection with the Business Combination. Investors and security holders of the Company are advised to read, when available, the proxy statement in connection with the Company’s solicitation of proxies for its special meeting of shareholders to be held to approve the Business Combination (and related matters) because the proxy statement will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement will be mailed to shareholders of the Company as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website www.sec.gov or by directing a request to: ir@bigcypressaccorp.com.

Participants in the Solicitation

The Company, Noventiq and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of the Company’s directors and officers in the Company’s filings with the SEC including the Registration Statement to be filed with the SEC by the Company, which will include the proxy statement of the Company for the Business Combination, and such information and names of Noventiq’s directors and executive officers will also be in the Registration Statement filed with the SEC by the Company.

Forward-Looking Statements

Certain statements made herein that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between the Company and Noventiq, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company and Noventiq. These statements are subject to a number of risks and uncertainties regarding the Company’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the shareholders of the Company or Noventiq for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of the Company or Noventiq; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by the Company’s shareholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; costs related to the Business Combination; and those factors discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 31, 2023, and other filings with the SEC. If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company presently does not know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. The Company anticipates that subsequent events and developments will cause the Company’s assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Amended and Restated Business Combination Agreement, dated as of December 29, 2023, by and among Corner Growth Acquisition Corp., Noventiq Holdings PLC, Noventiq Holding Company, Noventiq Merger 1 Limited and Corner Growth SPAC Merger Sub, Inc. †

99.1	Press Release, dated January 2, 2024.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CORNER GROWTH ACQUISITION CORP.

By:	/s/ Jerome Letter
Name:	Jerome Letter
Title:	Chief Financial Officer

Dated:	January 2, 2024